Exhibit 99.1

Geneva, July 13, 2026

Joint Merger Auditor’s Report to the
Board of Directors of

WISeKey International Corp.,

Tortola, British Virgin Islands and
WISekey International Holding Ltd,
Zug, Switzerland

WISeKey International Holding Ltd, Zug, Switzerland and WISeKey International Corp., Tortola, British Virgin Islands entered into a merger agreement on June 26, 2026 outlining the merger of both companies, whereby WISeKey International Corp. will retroactively absorb WISeKey International Holding Ltd as of December 31, 2025 by means of a merger pursuant to Art. 3 para. 1 item a of the Federal Act on Mergers, Demergers, Conversions and Transfers of Assets and Liabilities (Mergers Act – Fusionsgesetz, FusG). The merger is subject to the approval of the extraordinary general meetings of both companies, which are scheduled for September 9, 2026, as well as to any other conditions stipulated in the merger agreement. The merger shall become legally effective upon entry in the commercial register.

In accordance with Art. 15 para. 1 FusG, the Boards of Directors of WISeKey International Corp. and WISeKey International Holding Ltd have engaged us as joint merger auditor.

With reference to Art. 15 para. 4 FusG, we summarize our conclusions as follows:

–	The planned capital increase of WISeKey International Corp. as the acquiring company is sufficient to protect the rights of the shareholders of WISeKey International Holding Ltd as the transferring company.

–	The specified exchange ratio is reasonable.

–	No particularities were to be considered in the valuation of the shares with regard to the determination of the exchange ratio.

Basis for Opinion

We conducted our audit in accordance with Swiss Auditing Practice Statement 30, Audits pursuant to the Federal Act on Mergers, Demergers, Conversion and Transfer of Assets and Liabilities (PH 30). Our responsibilities as defined by this auditing practice statement are further described in the “Auditor’s Responsibilities” section of our report. We are independent of the companies in accordance with the requirements of the Swiss audit profession, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Boards of Directors’ Responsibilities

The Boards of Directors of the companies involved in the merger are responsible for the preparation and content of the merger agreement dated June 26, 2026, the merger report dated June 30, 2026, merger proforma combined balance sheet as at December 31, 2025 and individual balance sheets as at December 31, 2025 underlying the merger, as well as their compliance with the legal provisions. The Boards of Directors are further responsible for such internal control as they determine is necessary to enable the preparation of the merger agreement, the merger report and the balance sheets underlying the merger that are free from material misstatement, whether due to fraud or error.

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Auditor’s Responsibilities

Our objectives are to obtain reasonable assurance about the valuation aspects of the merger agreement, the merger report and the merger proforma combined balance sheet underlying the merger as stipulated by Art. 15 para. 4 FusG and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with PH 30 will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users.

As part of an audit in accordance with PH 30, we exercise professional judgement and maintain professional scepticism throughout the audit. We also:

–	Identify and assess the risks of material misstatement, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

–	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control.

–	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

Berney Associés Audit SA

/s/ Maria Sournit	/s/ Gregory Grieb
Maria SOURNIT	Gregory GRIEB
Licensed Audit Expert	Licensed Audit Expert

Enclosures:	–	Merger agreement dated June 26, 2026
	–	Merger report dated June 26, 2026
	–	Merger proforma combined balance sheet as at December 31, 2025

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